March 7, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

              Re: Jack in the Box Inc.
Form 10-K for the Year Ended September 30, 2018
Filed November 21, 2018
Form 8-K Furnished February 20, 2019
File No. 001-09390

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated February 22, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the fiscal year ended September 30, 2018 and Form 8-K furnished February 20, 2019 of Jack in the Box Inc. (the “Company”).

For the Staff's convenience, the Staff's comment has been stated below in its entirety, with the Company's responses to the comment set out immediately underneath it. The heading and numbered paragraph in this letter corresponds to the heading and numbered paragraph in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the above-referenced filings.

Form 10-K for the Year Ended September 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1.   We note your disclosure on page 29 of system sales. We further note from your disclosure on page 25 that franchise sales represent sales at franchise restaurants and are revenue of your franchisees and that you do not record franchise sales as revenue. Please consider revising your disclosure on page 29 to include direct footnote references to your disclosure references of franchised restaurant sales and system sales to clearly explain that these are not your revenues but are revenues of the franchisees and you only record a percentage of this amount as royalties.

We acknowledge the Staff’s comment and in future filings we will include direct footnote references to the disclosure as follows:

Franchised restaurant sales represent sales at franchised restaurants and are revenues of our franchisees. System sales include company and franchised restaurant sales. We do not record franchised sales as revenues; however, our royalty revenues, marketing fees and percentage rent revenues are calculated based on a percentage of franchised sales. We believe franchised and system restaurant sales information is useful to investors as they have a direct effect on the company's profitability.

Form 8-K Furnished 2/20/2019

Exhibit 99.1 Earnings Release, page 0

2.   We note that on the last page of your earnings release you disclose the non-GAAP performance measures Franchise EBITDA and Restaurant-Level EBITDA, which exclude expenses such as occupancy, food and packaging, and payroll. Please explain to us how you concluded that these are not normal, recurring cash operating expenses necessary to operate your business. In your response, please explain why you believe this is a meaningful supplement to net earnings of your core business operating results. Please refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations the Division issued on May 17, 2016 (i.e., non-GAAP CD&Is). Also, we note that these measures appear to be reconciled to revenue. Please note that typically, EBITDA or adjusted EBITDA is reconciled to net income as the most comparable GAAP measure pursuant to Question 103.02 of our CD&Is. However, in light of the fact that restaurant-level EBITDA and franchise EBITDA should not be implied to be a company-wide profit measure, a reconciliation of net income would not be appropriate. If you continue to present a restaurant level and franchise level operating profit measure, the most comparable GAAP measure would be operating income. In addition, please expand your narrative discussion to clearly indicate the nature of the costs being excluded from restaurant contribution, that the measure is not indicative of overall results for the Company, and that restaurant contribution margin does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure. Please revise accordingly.

The Company respectfully notes that expenses such as occupancy, food and packaging, and payroll expenses have been included in the Company’s non-GAAP measures of Franchise EBITDA and Restaurant-Level EBITDA, as appropriate.

As stated in our earnings release, the Company believes that Restaurant-Level EBITDA and Franchise EBITDA provide a meaningful supplement to net earnings of the company’s core business operating results, as well as a comparison to those of other similar companies. Management believes that these measurements, when viewed with the Company’s results of operations in accordance with GAAP, provide useful information about operating performance and period-over-period changes, and provide additional information that is useful for evaluating the operating performance of the Company’s core business without regard to potential distortions. Additionally, the Company believes Restaurant-level EBITDA and Franchise EBITDA permit investors to gain an understanding of the factors and trends affecting the Company’s ongoing cash earnings, from which capital investments are made and debt is serviced.

The Company also respectfully notes that these measures were reconciled to earnings from operations (operating income) in our earnings release, consistent with the Staff’s comment above. However, to provide a clearer and more understandable format, the Company will revise its presentation and discussion of Restaurant-level EBITDA and Franchise EBITDA in future filings as follows:

Restaurant-Level EBITDA
Restaurant-Level EBITDA is defined as company restaurant sales less restaurant operating costs (food and packaging, labor, and occupancy costs) and is neither required by, nor presented in accordance with U.S. GAAP. Restaurant-Level EBITDA excludes revenues and expenses of our franchise operations and certain costs, such as selling, general, and administrative expenses, depreciation and amortization, impairment and other charges, net, gains on sale of company-operated restaurants, and other costs that are considered normal operating costs. As such, Restaurant-Level EBITDA is not indicative of the overall results of the Company and does not accrue directly to the benefit of shareholders because of the exclusion of corporate-level expenses. Restaurant-Level EBITDA should be considered as a supplement to, not as a substitute for analysis of results as reported under U.S. GAAP or other similarly titled measures of other companies. The Company is presenting Restaurant-Level EBITDA because it believes that it provides a meaningful supplement to net earnings of the company's core business operating results, as well as a comparison to those of other similar companies. Management utilizes Restaurant-Level EBITDA as a key performance indicator to evaluate the profitability of company-owned restaurants.

A reconciliation of earnings from operations to Restaurant-Level EBITDA is provided below (dollars in thousands):

	16 Weeks Ended
	January 20, 2019	January 21, 2018	January 21, 2018 Recast (1)
Earnings from operations - GAAP	$58,324	$73,371	$73,554
Franchise rental revenues	(83,890)	(77,217)	(77,217)
Franchise royalties and other	(52,250)	(47,609)	(47,792)
Franchise contributions for advertising and other services	(51,814)	—	(48,789)
Franchise occupancy expenses	50,713	46,521	46,521
Franchise support and other costs	2,845	2,482	2,482
Franchise advertising and other services expenses	54,270	—	50,259
Selling, general and administrative expenses	24,083	34,061	32,591
Impairment and other charges, net	7,698	2,257	2,257
Gains on the sale of company-operated restaurants	(219)	(8,940)	(8,940)
Depreciation and amortization	17,169	19,157	19,157
Restaurant-Level EBITDA - Non-GAAP	$26,929	$44,083	$44,083

Company restaurant sales	$102,832	$169,637	$169,637

Restaurant-Level EBITDA % - Non-GAAP	26.2%	26.0%	26.0%
_______________________
(1) Recasted results for the impact of Topic 606 as shown separately within this release.

Franchise EBITDA
Franchise EBITDA is defined as franchise revenues less franchise operating costs (occupancy expenses, advertising contributions, and franchise support and other costs) and is neither required by, nor presented in accordance with U.S. GAAP. Franchise EBITDA excludes revenue and expenses of our company-operated restaurants and certain costs, such as selling, general, and administrative expenses, depreciation and amortization, impairment and other charges, net, amortization of tenant improvement allowances, and other costs that are considered normal operating costs. As such, Franchise EBITDA is not indicative of the overall results of the Company and does not accrue directly to the benefit of shareholders because of the exclusion of corporate-level expenses. Franchise EBITDA should be considered as a supplement to, not as a substitute for analysis of results as reported under U.S. GAAP or other similarly titled measures of other companies. The Company is presenting Franchise EBITDA because it believes that it provides a meaningful supplement to net earnings of the company's core business operating results, as well as a comparison to those of other similar companies. Management utilizes Franchise EBITDA as a key performance indicator to evaluate the profitability of our franchise operations.

A reconciliation of earnings from operations to Franchise EBITDA is provided below (dollars in thousands):

	16 Weeks Ended
	January 20, 2019	January 21, 2018	January 21, 2018 Recast (1)
Earnings from operations - GAAP	$58,324	$73,371	$73,554
Company restaurant sales	(102,832)	(169,637)	(169,637)
Food and packaging	29,616	48,864	48,864
Payroll and employee benefits	30,274	48,940	48,940
Occupancy and other	16,013	27,750	27,750
Selling, general and administrative expenses	24,083	34,061	32,591
Impairment and other charges, net	7,698	2,257	2,257
Gains on the sale of company-operated restaurants	(219)	(8,940)	(8,940)
Depreciation and amortization	17,169	19,157	19,157
Amortization of franchise tenant improvement allowances	530	147	147
Franchise EBITDA - Non-GAAP	$80,656	$75,970	$74,683

Franchise rental revenues	$83,890	$77,217	$77,217
Franchise royalties and other	52,250	47,609	47,792
Franchise contributions for advertising and other services	51,814	—	48,789
Total franchise revenues	$187,954	$124,826	$173,798

Franchise EBITDA % - Non-GAAP	42.9%	60.9%	43.0%
_______________________
(1) Recasted results for the impact of Topic 606 as shown separately within this release.

The Company hereby acknowledges that:
•   The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commissions from taking any action with respect to the Company’s filings.

•  The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the Unites States.

Thank you for your consideration in reviewing the above responses. Please direct any further comments or requests for additional information to my attention at (858) 571-2320.

                                                                             Very truly yours,

/s/ Lance F. Tucker
Lance F. Tucker
Executive Vice President and Chief Financial Officer

cc: Leonard A. Comma, Chairman of the Board and Chief Executive Officer
Phillip H. Rudolph, Executive Vice President, Chief Legal and Risk Officer and Corporate Secretary
Paul Melancon, Senior Vice President of Finance, Controller and Treasurer
KPMG LLP